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SEC Mail Processing Section
MAR 09 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH AND ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT
(No. and Street)

FLUSHING	**NY**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAPHAEL ARYEH **(718) 263-4852**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

RECEIVED
2017 MAR 13 AM 11
SEC / TM

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PUBLIC

OATH OR AFFIRMATION

I, **RAPHAEL ARYEH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **RAPHAEL ARYEH AND ASSOCIATES**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA SALAS
Notary Public, State of New York
No. 01SA6349217
Qualified in Queens County
Commission Expires Oct. 17, 20 20

Public Notary

Signature

PARTNER

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPHAEL ARYEH AND ASSOCIATES

(A PARTNERSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2016

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Raphael Aryeh and Associates

We have audited the accompanying statement of financial condition of Raphael Aryeh and Associates as of December 31, 2016, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Raphael Aryeh and Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Raphael Aryeh and Associates' financial statements. The supplemental information is the responsibility of Raphael Aryeh and Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 28, 2017

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	169,706
Investments		23,857
Accounts receivable		37,722
Vehicle (net of accumulated depreciation)		9,210
	$	240,495

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	541
		541
Partners' equity:		239,954
	$	240,495

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Advisory fees	$ 45,894
Commissions	19,602
Interest income	849
Unrealized gain (loss) on marketable securities	(122)
Total revenues	66,223
Expenses:	
Pension	8,000
Property taxes	1,761
Regulatory fees and expenses	2,088
Telephone and communications	3,705
Other operating expenses	35,130
Total expenses	50,684
Net income	$ 15,539

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016 Partners' Equity
Balances, January 1 before prior period adjustment	$ 201,598
Prior period adjustment, to correct accounts receivable	41,674
Balances, January 1 as adjusted	243,272
Net income	15,539
Partner contributions	30,144
Partner distributions	(49,001)
Balances, December 31	$ 239,954

The accompanying notes are an integral part of these financial statements

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	15,539
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		4,770
Unrealized (gain) loss on marketable securities		122
(Increase) decrease in:		
Accounts receivable		6,523
Accrued expenses		(2,571)
Net cash provided by operating activities		24,383
Cash flows from financing activities:		
Partner contributions		30,144
Partner distributions		(49,001)
Net cash used in financing activities		(18,857)
Net increase in cash		5,526
Cash and cash equivalents at beginning of period		164,180
Cash and cash equivalents at end of period	$	169,706

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities, and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions and advisory fees are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's

Note 1 – Summary of Significant Accounting Policies - continued

income tax returns for the years ended December 31, 2013, 2014 and 2015 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from three major customers that accounted for 54% of revenue for the year.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $187,784 and a net capital rate of 0.28 to 1.

Note 3 - Fair Value Measurements

The Company has certain investments reported in the accompanying statement of financial condition. FASB establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure *ASC 820-10-50-1 through 50-3* fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 23,857	$ 23,857	$ -	$ -

Note 4 – Property and Equipment

Property and equipment consists of:

Vehicle	$ 23,300
Total Vehicle at Cost	23,300
Less: Accumulated depreciation	(14,090)
Vehicle, net	$ 9,210

Depreciation expense was $4,770 for the year ended December 31, 2016.

Note 5 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $30,145 for the year ended December 31, 2016.

Note 6 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Prior Period Adjustment

During the course of the audit, it was noted that $41,674 of investment advisory fees which related to 2015 were booked in the current year in accordance with the cash basis instead of accrual basis of accounting. As a result, a prior period adjustment was made to restate the December 31, 2015 balance of accounts receivable from $2,571 to $44,245 and Partners' Equity from $201,598 to $243,272.

Note 8 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2017, the date the financial statements were available to be issued.

SCHEDULE I
RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2016

Computation of basic net capital requirements:	
Total partners' equity qualified for net capital	$ 241,866
Deductions:	
Non-allowable assets	
Accounts receivable	39,633
Vehicle (net of accumulated depreciation)	9,210
Total non-allowable assets	48,843
Net capital before haircuts and securities positions	193,023
Haircuts:	
T-Bills positions	239
	239
Net capital	192,784
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($541)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Excess net capital	$ 187,784

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31, 2016. Accordingly, no reconciliation is necessary.

SCHEDULE II
RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Total aggregate indebtedness:	
Accrued expenses	$ 541
Aggregate indebtedness	$ 541
Ratio of aggregate indebtedness to net capital	0.28 to 1

SCHEDULE III

RAPHAEL ARYEH AND ASSOCIATES

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2016

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Raphael Aryeh and Associates

We have reviewed management's statements, included in the accompanying Raphael Aryeh and Associates Exemption Report, in which (1) Raphael Aryeh and Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which Raphael Aryeh and Associates claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Raphael Aryeh and Associates stated that Raphael Aryeh and Associates met the identified exemption provisions throughout the most recent fiscal year without exception. Raphael Aryeh and Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh and Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 28, 2017

Raphael Aryeh and Associates

INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT FLUSHING, NEW YORK 11367 (718) 263-4852
MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
SECURITIES INVESTOR PROTECTION CORP. (SIPC)

January 1, 2017

TO: Ohab and Company, P.A.
100 East Sybelia Ave., Ste#130
Maitland, Florida 32751

TO WHOM IT MAY CONCERN

Raphael Aryeh and Associates identifies SEC Rule 15 c 3 -3 (k) (2) (i) under which we claim exemption from SEC Rule 15 c 3 -3.

We met the identified exemption for the entire period January 1 through December 31, 2016.

Raphael Aryeh



General Partner